

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Steve Brassard
Director, Finance
ALR Technologies SG Pte. Ltd.
1 North Bridge Road
#06-29 High Street Centre
Singapore 179094

> **Re: ALR Technologies SG Pte. Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed on June 21, 2022**
> **File No. 333-265166**

Dear Mr. Brassard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed June 21, 2022

Forward Looking Statements, page 1

1. Considering this appears to be the initial offering of this registrant, it also appears the safe harbors to which you refer do not apply. Please revise to remove those references.

Business, page 80

2. We note your disclosure that in 2020 you "initiated a clinic pilot with Singapore General Hospital to prove the efficacy of the ALRT Diabetes Solution in insulin-treated diabetes patients." Please update your disclosure to describe the status of such clinic pilot.

Manufacturers, page 87

3.   We note your disclosure that you have "entered into an agreement with Bionime Corporation to market and sell the ALRT Diabetes Solution to diabetes patients of private physicians in Singapore." Please revise to describe the material terms of this agreement, including the respective rights and obligations of each party. Also revise to describe the amount of sales that were generated pursuant to this agreement.

General

4.   We note the tax consequences to U.S. Holders described beginning on page 35. Please revise to clarify whether these consequences were considered in proposing and approving the reincorporation. Also revise to describe the tax consequences to your controlling shareholders as a result of the reincorporation.

5.   Please file as an exhibit the agreement referenced in the Form 8-K filed by ALR Nevada on July 5, 2022.

6.   Please include a revised filing fee table to account for the increased number of shares you intend to issue in the reincorporation merger, as compared to your initial filing on Form F-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman at (202) 551-3794 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rick Guerisoli